UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 4, 2021

ACE Convergence Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39406	N/A
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

1013 Centre Road, Suite 403S
Wilmington, DE	19805
(Address of principal executive offices)	(Zip Code)

(302) 633-2102

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	ACEVU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	ACEV	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	ACEVW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 4.02 Non-Reliance on Previously Issued Financial Statements or Related Audit Report or Completed Interim Report.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the U.S. Securities and Exchange Commission (“SEC”) together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (‘SPACs’)” (the “SEC Statement”). Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement, dated as of July 27, 2020, between ACE Convergence Acquisition Corp., a Cayman Islands exempted company (“ACE” or the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent. As a result of the SEC Statement, the Company reevaluated the accounting treatment of (i) the 11,500,000 redeemable warrants (the “Public Warrants") that were included in the units issued by the Company in its initial public offering (the “IPO”) and (ii) the 6,600,000 redeemable warrants (together with the Public Warrants, the “Warrants”) that were issued to the Company’s sponsor in a private placement that closed concurrently with the closing of the IPO, and determined to classify the Warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings. While the Company has not generated any operating revenues to date and will not generate any operating revenues until after completion of its initial business combination, at the earliest, the change in fair value of the Warrants is a non-cash charge and will be reflected in the Company’s statement of operations.

On May 4, 2021, as discussed with WithumSmith+Brown, PC, the Company’s independent registered public accounting firm (the “Independent Accountants”), the Company’s management and the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) concluded that, in light of the SEC Statement, it is appropriate to restate (i) certain items on the Company’s previously issued audited balance sheet as of July 30, 2020, which was related to the IPO, (ii) the unaudited quarterly financial statements as of and for the period from March 31, 2020 (inception) through June 30, 2020, (iii) the unaudited quarterly financial statements as of and for the period from March 31, 2020 (inception) through September 30, 2020 and (iv) the audited financial statements as of and for the period from March 31, 2020 (inception) through December 31, 2020 (collectively, the “Relevant Periods”). Considering such restatement, such financial statements, as well as the relevant portions of any communication which describes or are based on such financial statements, should no longer be relied upon. The Company will file an amendment to its Annual Report on Form 10-K as of December 31, 2020 and for the period from March 31, 2020 (inception) through December 31, 2020, which will include the restated financial statements for the Relevant Periods. In addition, the audit reports of the Independent Accountants included in the Company's Form 8-K as of July 30, 2020 and Annual Report on Form 10-K for the period ended December 31, 2020, as filed with the SEC on August 5, 2020 and March 17, 2021, respectively, should no longer be relied upon.

Going forward, unless the Company amends the terms of the warrant agreement, the Company expects to continue to classify its warrants as liabilities, which would require the Company to incur the cost of measuring the fair value of the warrant liabilities, and which may have an adverse effect on the Company's results of operations.

The Company’s management and the Audit Committee have discussed the matters disclosed in this Current Report on Form 8-K pursuant to this Item 4.02 with the Independent Accountants.

Forward-Looking Statements Legend

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Achronix Semiconductor Corporation, a Delaware corporation (“Achronix”), and ACE. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of ACE’s securities, the risk that the transaction may not be completed by ACE’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by ACE, the failure to satisfy the conditions to the consummation of the transaction, including the adoption of that certain Agreement and Plan of Merger, dated as of January 6, 2021 (the “Merger Agreement”), by and among ACE, Achronix and ACE Convergence Subsidiary LLC, a Delaware limited liability corporation and a direct wholly owned subsidiary of ACE, by the shareholders of ACE, the satisfaction of the minimum trust account amount following redemptions by ACE’s public shareholders and the receipt of certain governmental and regulatory approvals, the lack of a third party valuation in determining whether or not to pursue the proposed transaction, the inability to complete the PIPE investment in connection with the transaction, the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, the effect of the announcement or pendency of the transaction on Achronix’s business relationships, operating results, and business generally, risks that the proposed transaction disrupts current plans and operations of Achronix, the outcome of any legal proceedings that may be instituted against Achronix or against ACE related to the Merger Agreement or the proposed transaction, the ability to maintain the listing of ACE’s securities on a national securities exchange, changes in the competitive and regulated industries in which Achronix operates, variations in operating performance across competitors, changes in laws and regulations affecting Achronix’s business and changes in the combined capital structure, the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, failure to realize the anticipated benefits of the proposed transaction, risks relating to the uncertainty of the projected financial information with respect to Achronix, risks related to the rollout of Achronix’s business and the timing of expected business milestones, the effects of competition on Achronix’s business, the effects of the cyclical nature of the semiconductor industry on Achronix’s business, risks related to Achronix’s customer concentration, the risks to Achronix’s business if internal processes and information technology systems are not properly maintained, risks associated with Achronix’s operational dependence on independent contractors and third parties, risks associated with Achronix’s reliance on certain suppliers for, among other things, silicon wafers, risks and uncertainties related to Achronix’s international operations, including possible restrictions on cross-border investments which could harm Achronix’s financial position, and risks associated with Achronix’s ability to develop new products and adapt to new markets. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ACE’s Annual Report on Form 10-K, as it may be amended, the registration statement on Form S-4 discussed above and other documents filed by ACE from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ACE nor Achronix presently know, or that ACE or Achronix currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. ACE and Achronix anticipate that subsequent events and developments will cause ACE’s and Achronix’s assessments to change. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements as predictions of future events, and Achronix and ACE assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law. Neither Achronix nor ACE gives any assurance that either Achronix or ACE, or the combined company, will achieve its expectations.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between Achronix and ACE. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, ACE filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of ACE, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all ACE shareholders. ACE also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of ACE are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ACE through the website maintained by the SEC at www.sec.gov.

The documents filed by ACE with the SEC also may be obtained free of charge at ACE’s website at http://acev.io or upon written request to 1013 Centre Road, Suite 403S, Wilmington, DE 19805.

Participants in Solicitation

ACE and its directors and executive officers may be deemed to be participants in the solicitation of proxies from ACE’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACE Convergence Acquisition Corp.

Date: May 4, 2021	By:	/s/ Behrooz Abdi
		Name:	Behrooz Abdi
		Title:	Chief Executive Officer